Security Class Holder Account Number Voting Instruction Form ("VIF") - Annual and Special Meeting to be held at 2:00 PM (Pacific Time) on Thursday, May 10, 2018 This VIF is solicited by and on behalf of Management. Notes to VIF 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this VIF. If you are voting on behalf of a corporation or another individual you must sign this VIF with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this VIF. 3. This VIF should be signed in the exact manner as the name(s) appear(s) on the VIF. 4. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this VIF will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this VIF will be voted as recommended by Management. 6. The securities represented by this VIF will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This VIF confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This VIF should be read in conjunction with the accompanying documentation provided by Management. VIFs submitted must be received by 2:00 PM (Pacific Time) on Tuesday, May 8, 2018. VOTE USING THE TELEPHONE, FAX OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Internet • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. To Receive Documents Electronically • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. If you vote by telephone, by fax or the Internet, DO NOT mail back this VIF. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail, or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the three voting methods outlined above to vote this VIF. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER ------- Fold ------- Fold

Appointment of Proxyholder

I/We being holder(s) of common shares of SSR Mining Inc. (the "Company") hereby appoint: Mr. A.E. Michael Anglin, Chair of the Board of Directors of the Company, or failing him, Mr. Paul Benson, President and Chief Executive Officer of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of the Company to be held at the Terminal City Club, 837 West Hastings Street, Metropolitan Ballroom, Vancouver, British Columbia V6C 1B6, on Thursday, May 10, 2018 at 2:00 PM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To set the number of Directors at nine.	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. A.E. Michael Anglin	☐	☐	02. Paul Benson	☐	☐	03. Brian R. Booth	☐	☐
04. Simon A. Fish	☐	☐	05. Gustavo A. Herrero	☐	☐	06. Beverlee F. Park	☐	☐
07. Richard D. Paterson	☐	☐	08. Steven P. Reid	☐	☐	09. Elizabeth A. Wademan	☐	☐

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	For	Withhold
3. **Appointment of Auditors** Appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and authorizing the Directors to set the auditor's remuneration.	☐	☐

	For	Against
4. **Advisory Vote on Executive Compensation** A non-binding, advisory resolution accepting the Company's approach to executive compensation, as more particularly described and set forth in the accompanying management information circular of the Company dated March 21, 2018 (the "Circular").	☐	☐

	For	Against
5. **Approval of Amended and Restated Shareholder Rights Plan** An ordinary resolution continuing, ratifying, amending and restating the Company's shareholder rights plan, as more particularly described and set forth in the Circular.	☐	☐

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	For	Against
6. **Advisory Vote on Virtual-Only Annual Meeting of Shareholders for 2019** A non-binding, advisory resolution authorizing the Company, at the sole and absolute discretion of the Board, to adopt a virtual-only format for its 2019 annual meeting of shareholders, as more particularly described and set forth in the Circular.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. **If no voting instructions are indicated above, this VIF will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Information Circular - Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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